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                                                                 EXHIBIT 99.1

       TRICOM TO INITIATE RESTRUCTURING; FAILURE TO CURE INTEREST PAYMENT

SANTO DOMINGO, Dominican Republic, Oct. 2 -- Tricom, S.A. (NYSE: TDR - News) today announced that it has initiated discussions with holders of its 11-3/8% Senior Notes, and its bank lenders, and is continuing discussions with potential strategic partners, to formulate a restructuring plan.

The Company did not make an approximately $11.4 million interest payment on its 11-3/8% Senior Notes due 2004, originally scheduled for September 2, 2003. The Company has engaged Bear, Stearns & Co. Inc. to help advise in its restructuring efforts and to help evaluate financial and strategic alternatives.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offers local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. The Company also offers digital mobile integrated services including two-way radio and paging services in Panama using iDEN(R) technology. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.